AECOM	213.593.8000 tel
555 S. Flower Street	213.593.8730 fax
Suite 3700
Los Angeles, CA 90071
www.aecom.com

March 22, 2013

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM Technology Corporation

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 19, 2012

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated February 22, 2013, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Item 7. Management’s Discussion and Analysis, page 29

1.              We note you recorded a fourth quarter goodwill impairment charge of $336 million which was material relative to your $53.6 million operating income for the year and your $199.1 million operating loss for the quarter. It appears that the adverse impact on equity exceeded 10%. Based on your disclosure on page 72 of your Form 10-K, $155 million of the charge is related to your Professional Technical Services segment and $181 million is related to the Management Support Services segment. In your Form 8-K earnings release for the quarter ended March 31, 2012, filed May 3, 2012, you state that you saw strength in your Professional Technical Services segment and noted challenges in your Management Support Services segment. We note that your Management Support Services segment reported negative gross profit for the three and six months ended March 31, 2012 of $(10.2) and $(4.7) million, respectively. We note that your Professional Technical Services reported relatively flat gross profit and sales for the three and six months ended March 31, 2012, as compared to the same periods in 2011. In your Form 8-K earnings release for the quarter ended June 30, 2012, filed August 7, 2012, you state that although operating income for your Management Support Services segment declined by 80%, on a sequential basis, operating income grew 92% consistent with your recovery plan for this segment. You also reaffirmed your EPS outlook for fiscal year 2012 of $2.30 to $2.45, while your actual fiscal year 2012 basic and diluted EPS was $(0.52). You also stated that in the fourth quarter you expected typical seasonal improvement in your Professional Technical Services segment and continued recovery in your Management Support Services segment. We note that your Management Support Services segment reported negative gross profit for the three and nine months ended June 30, 2012 of $(3.0) and $(7.7) million, respectively. We note that your Professional Technical Services reported relatively flat gross profit and stable sales for the three and nine months ended June 30, 2012, as compared to the same periods in 2011.

Given your disclosures throughout fiscal year 2012 it is unclear whether you provided investors with sufficient forewarning that your goodwill could be materially impaired, generating your first net loss in ten years. We note on page 40 of your Forms 10-Q for the quarters ended March 31, and June 30, 2012, you provide a risk factor for goodwill impairment. However, the risk factor at each period appears to be generic and did not appear to identify specific known risks and the amounts of corresponding assets whose recoverability was reasonably expected to be specifically impacted by those risks. Given your material and possibly unexpected goodwill charge, please tell us and disclose in future filings the events and circumstances that you consider in evaluating whether to test for impairment more than annually. Your discussion in future filings should identify negative trends and why such trends didn’t trigger a test for impairment. Refer to ASC 350-20-35-28. Please tell us whether you tested goodwill for impairment at March 31, and/or June 30, 2012, if not, please tell us the qualitative factors that suggested testing was not required. In this regard, we note in your Form 8-K earnings release for the quarter ended September 30, 2012, filed November 13, 2012, that you attributed the impairment in your Management Support Services segment largely to the loss of revenue due to the precipitous drawdown of troops in Iraq during 2012. Please tell us whether you considered the impact of the drawdown of troops at March 31 and/or June 30, 2012 in assessing whether goodwill could be impaired, as we assume that management was aware and not surprised by the drawdown in troops, given the coverage of this issue in the U.S news.

The Company maintains robust ongoing processes which are performed by senior management on a monthly, quarterly, and annual basis to evaluate and monitor business results and forecasts for adverse trends or events that would highlight potential indicators of impairment.  On a monthly basis, reports reflecting numerous key performance indicators are reviewed by senior management that include actual results, the original plan, and a current forecast through the remainder of the fiscal year.  On a quarterly basis, reviews are conducted for each reporting unit to include business climate, market opportunities, legal factors, personnel, competition, and current business trends.  Additionally, the Company’s Disclosure Committee, which is comprised of the President, Chief Operating Officer and Chief Financial Officer, along with other senior management personnel from legal, finance, and risk management, meets on a quarterly basis to review the completeness of the Company’s disclosures including whether interim indicators of impairment exist.  On an annual basis, and more frequently as required, the Company engages in a comprehensive strategic planning process that results in a five year plan presented to and approved by its board of directors.

These processes are embedded in the Company’s control environment over financial reporting and are designed to be sensitive enough to evaluate whether trends or events are significant enough to constitute an indicator of impairment.

The Company conducts its annual impairment test in accordance with ASC 350-20-35 during the fourth quarter of its fiscal year.  The Company also evaluates for indicators of impairment on a periodic basis to determine whether to test for impairment in an interim period based on ASC 350-20-35-28.  Consistent with ASC 350-20-35-30, the factors the Company considers as indicators of impairment are as follows:

•                  A significant adverse change in legal factors or in the business climate

•                  An adverse action or assessment by a regulator

•                  Unanticipated competition

•                  A loss of key personnel

•                  A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

•                  The testing for recoverability of a significant asset group within a reporting unit

•                  Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The Company considered each of the above indicators as of March 31 and June 30, 2012, and concluded that none existed for the reasons stated above and further in detail below.

Furthermore, the Company considers remarks made by the Associate Chief Accountant, Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) at the 2008 American Institute of CPAs National Conference on SEC and Public Company Accounting Oversight Board Developments, including the following indicators to consider when assessing indicators of impairment:

•                  Recent operating losses at the reporting unit level

•                  Downward revisions to forecasts

•                  A decline in enterprise market capitalization below book value

•                  Restructuring actions or plans

•                  Industry trends

The Company considered each of the above indicators as of March 31 and June 30, 2012, and concluded that the following conditions existed:

•                  Recent gross profit losses in the Management Support Services (“MSS”) segment– The Company determined such trends to be temporary in nature, more specifically, losses related to specific project performance issues, and the

Company did not believe they were indicative of long-term trends, for reasons as discussed in more detail below.

•                  Downward revisions to forecasts – During the second and third quarters of fiscal 2012, the Company revised its full year financial outlook for the MSS business downward as a result of the short term project performance issues but the revision to such outlook was considered temporary in nature and the Company’s long-term forecast for MSS remained positive.

The Company considered the above indicators as of June 30, 2012, and concluded that the following additional condition existed:

•                  A decline in enterprise market capitalization — During the third quarter ended June 30, 2012, the Company’s stock price experienced high volatility, causing a decline in enterprise market capitalization below book value.  This decline was considered temporary based on the business results the Company anticipated reporting for the third and fourth quarters of fiscal year 2012 along with recent control premiums paid in market transactions in the engineering and construction industry.  Specifically, Chicago Bridge and Iron Company’s purchase of Shaw Group and URS Corporation’s acquisition of Flint Energy Services reflected premiums of 79% and 68%, respectively, over the acquired companies’ previous day’s trading price, indicating that the stock market was undervaluing companies in the Company’s industry.  In order to emphasize the risks associated with this indicator, the Company added language to its risk factor titled, “An impairment charge of goodwill could have a material adverse impact on our financial condition and results of operation” in its Form 10-Q for the period ended June 30, 2012, as follows:

“In addition, if a decrease in our stock price and market capitalization continues over a sustained period, we could have to record an impairment charge in the future.”

The conclusion that this decline in market capitalization was temporary was validated by the subsequent prolonged increase in the Company’s stock price through the date of this letter.

The Company did not perform a goodwill impairment test as of March 31 or June 30, 2012 as it determined that none of the qualitative factors described above indicated that an interim impairment test was necessary for the reasons stated above and in further detail below.

In its evaluation of qualitative factors in MSS, the Company considered the information available to it at March 31 and June 30, 2012 regarding the potential impact of the drawdown of troops in Iraq.  At those dates, based on the information available, the Company anticipated that the drawdown of troops in Iraq would occur over a longer period of time than what actually occurred.  A longer drawdown would have resulted in higher future cash flows.  Additionally, demobilization efforts normally experienced with military exit activities from foreign countries and the resulting additional opportunities did not materialize to the level that was expected by the Company.  Furthermore, as described below, the Company anticipated significant contract awards in the fourth quarter ended September 30, 2012 that would have resulted in significant cash flows over the long term.

At March 31, 2012, the Company expected it would be successful in the pursuit of new awards totaling approximately $2.7 billion over the last two quarters of fiscal 2012; $2.5 billion of which was expected in the fourth quarter.  Such expected awards included significant multiple year contracts with the U.S. federal government for services to be provided on military armored vehicles and for naval base operations.  However, due to a combination of unsuccessful pursuits of competitive bids and project cancellations, only $500 million in new awards were actually secured during the last two fiscal quarters.

The Company also considered the negative gross profit recognized in MSS for both the three and six months ended March 31, 2012 of $(10.2) and $(4.7) million, respectively, and the three and nine months ended June 30, 2012 of $(3.0) and $(7.7) million, respectively, as noted by the Staff.  As disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Forms 10-Q reports for the periods ended March 31 and June 30, 2012, these losses were the result of specific project performance matters unrelated to the drawdown of troops in Iraq.  The short-term performance matters, which were comprised primarily of higher actual and estimated-to-complete labor costs than originally bid resulting in contract overruns, did not impact long-term trends as they were not indicative of changes in our business environment and did not affect the Company’s long term outlook.  These matters only had a short term negative impact since higher labor costs were priced into future project proposals.

The conclusion that MSS performance matters were short-term was subsequently validated by the return to positive gross profit of $5.8 million in the fourth quarter ended September 30, 2012 and $8.8 million in the first quarter ended December 31, 2012.

In the Company’s evaluation of qualitative factors at March 31, and June 30, 2012 in the Europe, Middle East, and Africa (EMEA) reporting unit, which is within the Professional Technical Services (PTS) segment, the Company considered the indicators of potential impairment noted above, including adverse market conditions and business trends within Europe.  However, at these points in time, a recovery of economic conditions, primarily in Western Europe, was anticipated.  That recovery combined with the growth opportunities in Eastern Europe available because of the Company’s recent expansion resulted in the conclusion that a potential indicator of impairment was not present.  The Company’s assessment of the European recovery evolved over an extended period of time as opposed to in a particular reporting period.  During the fourth quarter, in connection with its annual business and financial planning process, senior management concluded that the adverse European macroeconomic conditions were prolonged and sustained beyond previous expectations and could no longer be offset by growth opportunities in Eastern Europe.  As a result, revised growth rates and profit margin assumptions were incorporated into the annual goodwill impairment test performed during the fourth quarter resulting in an impairment of EMEA goodwill.

The Company confirms that it will expand its disclosure in future filings in its Significant Accounting Policy footnote to its financial statements and in its Critical Accounting Policies in its Management’s Discussion and Analysis to describe the events and circumstances it considers in evaluating whether to test for impairment more than annually, including those listed per ASC 350-20-35-30 above, as well as negative trends and whether such trends trigger a test for impairment.

2.              So that we may assess your compliance with Item 303 of Regulation S-K, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification regarding forewarning disclosures, please tell us when it became apparent to you that you would not meet your EPS guidance that you provided in your Form 8-K filed August 7, 2012, or experience the fourth quarter improvement in your Professional Technical Services segment and recovery in your Management Support Services segment.

The Company acknowledges the Staff’s reference to the guidance in Item 303 of Regulation S-K and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification. The Company considered and, as applicable, applied this guidance in formulating its disclosures.  However, as discussed above, it only became apparent that the Company would not meet its EPS guidance solely as a result of the Company’s $336 million goodwill impairment during the Company’s annual goodwill impairment testing in the fourth quarter.  Were it not for the goodwill impairment charge, the Company’s annual results would have been consistent with its EPS guidance.

3.              As noted above you incurred a material impairment charge of $336 million that caused you to report a net loss for the year ended September 30, 2012. It appears there was limited disclosure in your periodic and current reports in the preceding months that forewarned investors of the possibility that your goodwill could have been materially impaired. In an effort to provide investors with useful and timely information, in future filings please address the following:

•                  Identify the acquired business the goodwill relates to and the carrying value of the corresponding reporting unit before and after the impairment charge.

•                  Disclose if the business had been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.

•                  Disclose the adverse business, competitive and economic factors that lead to the significant decline in the reporting unit’s fair value (i.e., an inflated purchase price, issues integrating the business, unanticipated decline in business and competitive factors etc) and an explanation as to why you determined that you would not be able to overcome those adverse factors.

•                  Disclose the assumptions that were materiality impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2011 impairment test as compared to the revised value of the assumptions for the fiscal year 2012 impairment test.

Please provide us your draft disclosure that you intend to include in future filings.

The Company confirms that it will include the following additional (underlined) disclosure in substantially the same form to its Business Acquisitions, Goodwill, and Intangible Assets footnote to its financial statements in future Form 10-K filings unless circumstances occurring during an interim period otherwise require disclosure in Form 10-Q:

“During the fourth quarter of the year ended September 30, 2012, the Company conducted its annual goodwill impairment test. The impairment evaluation process includes, among other things, making assumptions about variables such as revenue growth rates, profitability, discount rates, and industry market multiples, which are subject to a high degree of judgment. As a result of the first step of the impairment analysis, due to adverse market conditions and business trends within the Europe, Middle East, and Africa (EMEA) and MSS reporting units, the Company determined that goodwill was impaired. Adverse market conditions included prolonged and sustained deterioration of European macroeconomic conditions in EMEA and decreased US government military activities and unsuccessful contract pursuits in MSS. The reporting units’ goodwill impairments largely relate to the following acquired businesses:

•                  MSS — McNeil Technologies, Inc.

•                  EMEA — Davis Langdon Europe and Middle East

Significant changes to the assumptions used in the September 30, 2012 as compared to the September 30, 2011 analysis  were financial forecasts and market multiples.  While both the MSS and the EMEA reporting units have historically generated positive cash flows, and are expected to continue to generate positive cash flows, the fair value of future cash flows of the Company’s EMEA and MSS reporting units decreased approximately 20% and 30%, respectively.  Additionally, the following demonstrates the decreases in market multiples used as of September 30, 2012 and 2011, respectively:

	September 30,
	2012	2011
Market multiple of revenue:
EMEA	0.35	0.5
MSS	0.35	0.5

The second step of the analysis was performed to measure the impairment as the excess of the goodwill carrying value over its implied fair value. This analysis resulted in an impairment of $336.0 million, or $317.2 million, net of tax.  The carrying values of the EMEA and MSS reporting units before and after the goodwill impairment expense were as follows:

	September 30, 2012
	EMEA	MSS
Carrying value before impairment	$345.5	$347.8
Goodwill impairment	(155.0)	(181.0)
Carrying value after impairment	190.5	166.8	”

The Company advises the Staff that because it integrates acquisitions into the reporting units as soon as feasible, discrete cash flow information by acquisition is not available.

4.              In periods that you recognize material impairment charges please provide a more robust disclosure that informs investors about the specific economic factors that contributed to the impairment, including information related to your current and previous expectations. At a minimum your future disclosure should address the following:

•                  For each impaired reporting unit, please discuss how actual results did not meet or exceed previous expectations derived from your annual impairment test or results that were initially expected when you acquired the business;

•                  Provide insight into how you determined that future conditions would not meet or exceed your previous expectations;

•                  Discuss the carrying value of the remaining assets along with the fair value of such assets; and

•                  Discuss material assumptions that changed from your last impairment test and the reasons for such change.

The Company acknowledges the preceding comment made by the Staff and confirms that it will provide more robust disclosure to include the above items in the future, including information related to the Company’s current and previous expectations, should events occur to necessitate a material impairment charge.

Statements of Operations, page 60

5.              Rule 5-03.8 of Regulation S-X requires that interest expense be separately presented on the face of the Statement of Income. Absent a clarifying disclosure, it is unclear whether your calculation and presentation of net interest materially differs from the caption defined in the Rule. Please revise future filings to separately present interest expense, as defined, or to provide a quantified footnote disclosure that enables investors to understand the specific amounts which comprise this account.

The Company acknowledges the preceding comment made by the Staff and confirms that it will separately present interest expense, as defined in Rule 5-03.8, in future filings.  For the Staff’s reference, interest income and interest expense for the years ended September 30, 2012, 2011 and 2010 were as follows:

	2012	2011	2010

Interest (expense)	$(46.6)	$(42.0)	$(10.9)
Interest income	1.5	1.6	1.0
Interest (expense), net	$(45.1)	$(40.4)	$(9.9)

Note 8, page 75

6.              In future filings, please expand the summarized financial information of your unconsolidated joint ventures to include the additional operating results measures outlined in Article 1-02(bb)(1)(ii) of Regulation S-X.

The Company confirms that it will expand disclosures in future filings to include the additional operating results measures outlined in Article 1-02(bb)(1)(ii) of Regulation S-X.

7.              Please provide us with the 2012 significance tests outlined in Article 3-09 of Regulation S-X.

The Company evaluated whether separate financial statements of unconsolidated entities were required to be disclosed in its financial statements under Article 3-09.  The following summarizes the results of this assessment for the most significant unconsolidated entity for each test for the year ended September 30, 2012 (dollars in millions):

	Amount		Calculated %	Threshold %

(1) Investment	$18		0.3%	20%
Total assets	$5,665

(2) Proportionate share of assets	$32		0.6%	20%
Total assets	$5,665

(3) Equity in earnings	$10		4.0%	20%
Income for use in the	$252	*
significant subsidiary test

Based on the results of the test summarized above, no separate financial statements of unconsolidated entities were required.

* Computational note — Average income from continuing operations before income taxes for the five years ended September 30, 2012 was used for calculating the income test in accordance with the computational note provided under Rule 1-02 (w) (3) because the Company’s income for the most recent fiscal year is at least 10% lower than the average for the last five years.

Acknowledgment

As requested by the Staff, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 973-3045 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Nancy J. Laben
Nancy J. Laben
Senior Vice President and General Counsel

cc:       John M. Dionisio, Chairman and Chief Executive Officer, AECOM Technology Corporation

Stephen M. Kadenacy, Executive Vice President, Chief Financial Officer, AECOM Technology Corporation